

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street,
Vancouver, BC V6E 2E9 CANADA
Telephone: (604) 688-4110 ⁄ Fax: (604) 688-4169
Website: www.centrasiamining.com

December 18, 2007

Trading Symbols: TSXV ─ CTM
OTCBB ─ CTMHF
Frankfurt ─ C8M

♦   **CENTRASIA INTERSECTS 28.5 METRES OF 0.57% NICKEL, 0.30% COPPER AND 162.7 METRES OF 0.30% NICKEL FROM SURFACE**

Centrasia Mining Corp. ("the Company") announces additional results from the ongoing infill drill program at its 100% owned, Souker Nickel-Copper project ("Souker") in the Kola Peninsula of northwestern Russia. As of December 7, 2007, a total of 6,033 metres of drilling has been completed in 46 drill holes.

The mineralized intervals reported below are associated with varying degrees of disseminated to semi-massive sulphide mineralization (pentlandite, chalcopyrite, and pyrrhotite) within layered, medium to coarse grained peridotite and pyroxenite.   The mineralized intervals reported below continue to demonstrate the bulk tonnage target potential that would be amenable to open pit mining. The hosting stratigraphy dips variably to the south and although holes have been oriented to intersect the mineralized horizon as optimally as possible, the intervals reported below may not represent true width.   The holes were not drilled in numerical order. See attached map for drill hole collar locations.

Drill hole	From (m)	To (m)	Interval (m)	% Ni	% Cu
CP07-45	0.0	81.0	81.0	0.29	nsr
CP07-49	2.1	30.6	28.5	0.57	0.30
CP07-59	3.1	114.0	110.9	0.30	nsr
CP07-61	5.2	136.6	131.4	0.30	nsr
CP07-62	3.0	58.0	55.0	0.29	nsr
CP07-63	5.4	64.5	59.1	0.28	nsr
CP07-64	2.0	91.0	89.0	0.25	nsr
CP07-65	5.4	135.2	129.8	0.28	nsr
CP07-66	6.0	168.7	162.7	0.30	nsr

*nsr – no significant results

The intervals reported below have been calculated using a Ni cut off grade of 0.20% Ni. The assay procedure used is a total acid digestion of the sample with analysis of the resulting solution by AA. This procedure yields a total Ni value for each sample. The 2007 drill program was initially laid out to achieve a maximum 100 metre by 100 metre ore intercept spacing in order to verify and upgrade the historic Soviet resource estimate from a C2 to C1 category (See May 14, 2007 Press Release). The 46 holes completed to date, range from 50 metres to 287.7 metres in depth, for a total of 6,033 metres.   The drill data from the 2007 drill campaign will also be used to convert the historic Soviet resource into a NI43-101 compliant resource. All drill data to date from the Souker Deposit is being currently modeled in house and statistics from analytical results will be used to determine what intercept spacing will be required for classifying JORC ("Australasian Joint Ore Reserves Committee") defined resource categories.

All of the 2007 drilling is being completed with NQ sized core using a Longyear LF 70 drill rig. Recoveries to date have been excellent. The drill core is being logged, photographed, sawn, sampled, and core samples are being prepared at the Central Kola Expedition laboratory in Monchegorsk. Assaying is being completed by the Kola Geological Information Laboratory Centre in Apatity. This lab is certified under GOST R ISO/MEK 17025-2000, the VIMS Institute in Moscow and is subject to annual inspections. A full QA/QC program has been initiated on the Souker project. All of Centrasia's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101.

Centrasia Mining Corp.'s headquarters is in Vancouver, Canada, with exploration offices in Bishkek, Kyrgyzstan and Almaty, Kazakhstan and Apatity, Russia. The company is actively engaged in the exploration and acquisition of precious and base metal projects in Central Asia. Centrasia is listed for trading on the TSX Venture Exchange under the symbol "CTM", on the Frankfurt Stock Exchange under the symbol "C8M" and on the OTCBB under the symbol "CTMHF".

To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of
CENTRASIA MINING CORP.

"Douglas Turnbull"
_____
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Forward Looking Statements. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.


Centrasia Mining Corp.
Souker Ni/Cu Deposit
Drill Plan
December 18, 2007
Northern Limit of Mineralized Zone
Mineralized Zone Dips to the South
License Boundary
License Boundary
N
Legend
CP-05 Completed Drill Holes / Assays Reported
Pre-2007 Drilling
0
400
metres